UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

 CardioGenics Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

14160X203
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

SCHEDULE 13G

CUSIP No.: 14160X203	Page 2 of 5 Pages

1.	Names of Reporting Persons. PAUL H. SAUNDERS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,550,000
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 4,550,000
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,550,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.2%
12.	Type of Reporting Person: IN

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

CardioGenics Holdings Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6295 Northam Drive, Unit 8, Mississauga, Ontario L4V 1W8

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Paul H. Saunders (“Mr. Saunders”).

Item 2(b).	Address of Principal Business Office or, If None, Residence:

The address of the principal business office of Mr. Saunders is 58 Broad Street Road, Manakin Sabot, VA 23103.

Item 2(c).	Citizenship:

Mr. Saunders is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

14160X203

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2011, Mr. Saunders may be deemed the beneficial owner of 4,550,000 Shares.

Item 4(b)	Percent of Class:

As of December 31, 2011, Mr. Saunders may be deemed the beneficial owner of approximately 8.2% of Shares outstanding (based upon information provided by the Issuer, there were 55,626,170 Shares outstanding as of December 31, 2011).

Page 4 of 5 Pages

Item 4(c)	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:	4,550,000
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	4,550,000
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paul H. Saunders Paul H. Saunders

February 14, 2012

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).